

May 10, 2013

Via E-mail
Sam Pugliese
President and Director
Be Active Holdings, Inc.
1010 Northern Blvd.
Great Neck, New York 11021

> **Re: Be Active Holdings, Inc.**
> **Form 8-K**
> **Filed May 9, 2013**
> **File No. 333-174435**

Dear Mr. Pugliese:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed May 9, 2013

1.   We note your statement that "W&B had previously served as the Company's independent registered public accounting firm and issued reports on the Company's financial statements for the years ended December 31, 2011 and 2010." However, Item 304(a)(1)(ii) of Regulation S-K requires consideration of the principal accountant's report on the financial statements for either of the past two years. We note Weinberg & Baer LLC issued a more recent report dated April 9, 2013. Please update your disclosure as necessary.

2.   Please be advised that Item 304(a)(1)(ii) of Regulation S-K also requires a statement about whether or not the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or

qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please expand your disclosure to make reference to the going concern paragraph issued by your former accountants for your two most recent fiscal years.

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief